SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at January 31, 2003

GREAT BASIN GOLD LTD.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: January 31, 2003

* Print the name and title of the signing officer under his signature.

_________________________________________________________________________

Great Basin Gold Ltd.

1020-800 West Pender Street
Vancouver , BC V6C 2V6
Tel: 604 684-6365
Fax: 604 684-8092
Toll Free: 1-800-667-2114
http://www.hdgold.com

$10 MILLION PRIVATE PLACEMENT FINANCING CLOSES

January 31, 2003, Vancouver, B.C. - Ronald W. Thiessen, President and CEO of Great Basin Gold Ltd. (TSX Venture:GBG; OTC.BB:GBGLF) is pleased to announce that further to Great Basin's news release of January 10, 2003, the Company has completed the private placement financing consisting of 5,600,000 Units priced at $1.80 per Unit. Each Unit is comprised of one common share and one-half of one common share purchase warrant. Each whole warrant is exercisable to purchase an additional common share at $1.80 until January 30, 2004. The financing was led by Loewen, Ondaatje, McCutcheon Limited and included Desjardins Securities Inc., Haywood Securities Inc. and Pacific International Securities Inc.

Great Basin is actively engaged in two advanced stage gold projects: the Burnstone project on the famous Witswatersrand goldfield in South Africa, and with Hecla Mining Company, the Hollister Development Block project on the prolific Carlin Trend in Nevada.

Proceeds from the financing will be used to finance staged preproduction programs planned for the Burnstone project where substantial gold resources have been outlined in two parts of the property (Areas 1 and 2) with additional targets also present. A 20,000 metre, five rig diamond drilling program has commenced on Area 1. The objective of the program is to upgrade the current indicated gold resources to measured status as the project is rapidly tracked through feasibility, preproduction and large-scale gold production.

At the Company's Ivanhoe project, located on the Carlin Trend of Nevada underground development of the high grade gold-silver vein system is currently being advanced through an agreement with Hecla Mining Company.

For further details on the Burnstone and Ivanhoe properties please visit the Hunter Dickinson Inc. website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission.